

# EXHIBIT G:
# BUSINESS PLAN / PITCH DECK





# Connector LLC

Creators of the Recovery Connector social media platform and Active Treatment Listings for addiction and mental health services

# BUSINESS PLAN



Imagine someone that you know who is suffering from addiction, how many people do you think they have in their network to help them through the addiction 5…9?  Imagine they had 1,000 to 5,000 people they can reach out to for support at their fingertips.  People who they can not only reach out to for support, people who understand what they are going through, people who they in turn can respond to and support.  Everyone wins when everyone is looking towards that ONE thing…Recovery.

Connector LLC platforms facilitate the process for getting people suffering from addiction into treatment programs as swiftly as possible with "Active Treatment Lisitings"

Recovery Connector (RC) is a platform that gives people suffering from addiction a community of support where they can share experiences and interact with other members who can consist of peers, peer counselors or other professionals such as social workers who can lend be there to listen or offer advice as needed.

RC, is supported by members subscribing to the community for a nominal fee as well as the contribution of treatment providers who pay to post their services in our "Active Treatment Listings" section.

SAMHSA has identified that only about 10 to 11% of those in need of treatment for addiction are getting it; increasing this percentage is a key goal of RC.

Studies have shown that peer counseling is effective practically across the health continuum, including mental health and addiction, which when combined make treatment more difficult.  The social media component aims to facilitate peer counselor contact with not only those in recovery, but those who are not yet engaged in recovery treatment.

It is widely recognized by people who work to help people suffering from addiction that the people they seek to help have "windows" where they are willing to engage in treatment, the sad nature of the disease is that once this "window" opens, it starts closing.  For people helping these potential patients find treatment (Referral sources), currently there is no alternative to breaking out a long list of providers names and numbers and trying to reach out to them before the patient changes their mind about treatment.  Recovery Connector was initially developed to help solve this challenge.

Recovery Connector allows addiction recovery treatment providers to post when they are taking new patients.  Over time, providers will see that using RC lowers the amount of marketing money that is necessary to drive patients to their services.  It makes it much easier for people helping people find treatment to do so with far fewer phone calls.

Currently there are no functional social media platforms that are available to allow people to anonymously reach out to peers or counselors for support regardless of whether they are engaged in recovery or not.

The social media platform is a paid membership driven business model because we will NOT be featuring banner advertising on the site.  Any advertising revenue will come from providers posting available services on the "Active Treatment Listings" section of RC.  We think people will appreciate a member driven private social medial platform that serves as a safe place for those suffering from addiction and those trying to help them can communicate with these people throughout their continuum of care.  This will further bridge the gap between patient and peer counselors primarily, at the same time we wanted a service that would help people who are relapsing to do so more safely, it is a truism that nobody wants to encourage relapses, but they do happen.



## Recovery Connector Active Treatment Listings-

- Gives treatment providers an easy to use, ethical, timely, and cost-efficient platform to post when they are taking new patients.

- Assists referral sources seeking to help get people into treatment before they change their mind about agreeing to go to treatment.

- Will help public health agencies identify area providers to include in their directories as all posting entities are practices who are actively providing treatment.

- Gets people into treatment faster improves the likelihood that they will successfully engage in treatment.

## Recovery Connector Social Media platform-

- Gives people a forum to let others know that they are using in real time.  If they fail to stay engaged in the group discussion, other group members can call for help on their behalf.

- Lowers the stigma associated with engaging with people regarding recovery by allowing them to maintain a veil of anonymity.

- Helps those in recovery who are relapsing to continue to engage with others in recovery.

- Relapse happens, but it shouldn't be a death sentence.

- The social media platform is a service that will provide a platform for people to in recovery to support each other locally and give those who might be using alone a way to reach out to the community to let them call for help if they might be at risk of dying from an overdose.



# EXECUTIVE SUMMARY

- **Opportunity:** Connector LLC has created the Recovery Connector (RC) web site that is mobile optimized and available in the app stores. RC gives people a platform to find not only a sympathetic ear but support and helps people find treatment programs faster.  While it is designed to allow providers who have intermittent availability it also allows providers who take patients  24-7 to have an easy to use, low cost, ethical way to post that their services are available for referral sources to access. The social media portion creates a "Community" that can be tailored to the needs of the members similar to LinkedIn in term of the functionality of it…except members can set up their profiles to be as anonymous as they wish.  It provides an ideal communication platform connecting people suffering from addiction and people trying to help.  The service will have the look and feel of social media platforms; people can create groups and join chats anonymously and share experiences and advice.  It gives them a feeling of community and lets them know that they aren't alone in their suffering.  One of the hopes is that this platform will give people who might be relapsing a place to post that they might be at risk in real time, which gives other community members a chance to talk them through the relapse experience.  Odds are they will be OK, but this gives them a place to have an online community serve as their backup in case of overdose.

- **Survivors and families:**   The social media site can be set up to accommodate not only those who are suffering from addiction, in recovery or those seeking to help them, it can be an ideal place for the family and loved ones of the victims of the disease to reach out, kind kinship in their time of sorrow, seek to help others battling the scars of the disease and how much they are hurt by the loss it causes.  The potential for this type of COMMUNITY is limitless in the good it can do!

- **Mission:** The mission is twofold- 1) Help people get into treatment programs more efficiently.  2) Facilitate the communication process between counselors, peers, those in recovery and possibly relapsing into an online community that helps them look out for each other which will save lives as people work their way through recovery.

- **Your Solution:** Recovery Connector is developed and it's available in both Google Play and Apple app stores.  The unique platform will streamline the addiction industry across the country as it is implemented.  It provides a social media styled platform that allows members to interact with others to help them through recovery or to help them find appropriate care for their recovery, and/or provide a way for the community to divert help to the areas where members are most likely in the need of first aid.  We want to save lives so they can get back on the track of recovery.

- **Market Focus:** There are thousands of peer counselors, physicians and people suffering from addiction who could benefit from having this kind of platform to use to be able to reach not only their clients but find new ones and allow those suffering to have a place they can access that allows them a way to feel part of a community and possibly get the warm feeling of using their knowledge and experience to help people.



- **Expected Returns:** Recovery Connector allows referral sources to search and use the service for free; treatment providers can post their service availability on the site; currently listings on RC cost between $3 and $5 per listing per day; monthly revenue is based on the number of postings per month.  Volumes of 100, 250, 500, 1,000 and 5,000 monthly listings expect to yield roughly $400, $1,000, $2,000, $4,000, and $20,000 per month, hopefully within a year.  The Social Media Platform is membership based.  Members signing up for the service (which allows them to maintain whatever level of anonymity they choose. Will start at $3.99 per month to participate. It will function like other social media platforms allowing members to form groups and interact as they wish in their online communities.  It will have NO banner ads; the only advertising will be through "Active Treatment Listings" of available services.  We anticipate monthly revenue to rise precipitously after we have established our first area based social media network. Considering that there are roughly 20 million who suffer from addiction, If we aim to capture 0.25% of this population by the end of the year we will be phenomenally successful.  Membership levels of 500, 1,000, 5,000, 25,000 and 50,000 will yield monthly revenue of $ 1,995, $ 3,990, $19,950, $99,750, and $199,500 respectively.  Affordability is an important factor in promoting adoption of this service.  If someone has a smart phone, they can afford a subscription to this service.



# COMPANY OVERVIEW

- **Company Summary:** Connector LLC is a development company who creates services that can help people better manage difficult to treat problems.  Our primary focus is on Addiction recovery which is killing tens of thousands of Americans every year.

- **Mission Statement:** Connector LLC will expand the use of Recovery Connector social media community across the country which will facilitate the adoption of the "Active Treatment Listings" portion of the site into the continuum of referral placement in the industry.  While the main focus will be to help support people who might be relapsing, it is a great way to lower the threshold involved in getting people into some sort of treatment as they come to grips with the factors that led them to whatever level of addiction they are experiencing currently.

- **Company History:** Connector LLC is a startup that began operations in 2019.  The development of the Recovery Connector Platform has been in various stages of completion since 2017.  The social media aspect of RC began in August of 2019 and launched in October 2019.

- **Location:** Connector LLC services are not limited by state or jurisdictional lines.

- **Markets, Products and Services:** Connector LLC has developed and is pushing out Recovery Connector, the social media platform will be transformational in tat it will help those in and around recovery to create communities of support as they wish.

- **Operational Structure:** Connector LLC is a single member LLC, services provided are performed by contractors that Connector has established relationships with contractors.

- **Financial Goals:** Startup capital will only need to be a few thousand dollars in order to get the service developed and into the app stores.  After it has been set up, more money will be needed to get the word out about the usefulness and affordability of the service.



# BUSINESS DESCRIPTION

There are two truisms about addiction that Connector seeks to remedy; 1) Finding recovery programs who are taking new patients takes too much time.  2) People suffering from addiction and those in recovery are at increased risk of death from overdose, many of which could be saved by more timely reaction from first responders.

- **Opportunity:** 1) There is a need for a directory of treatment service providers who are actively taking new patients. Anyone can collect a list of EVERY provider, but those lists are seldom updated and can lead to wasted time and lives if the time wasted searching an inefficient database takes long enough for the patient to change their mind about seeking treatment.  2). Currently, people treating those suffering from addiction lack a technological solution that allows them to properly reach out to people in the recovery community, especially in an age where stigma holds people back from seeking treatment.  Expanded funding has not necessarily made them more efficient at providing their services nor has it significantly expanded the number of people in treatment.

- **Product Overview:** Recovery Connector provides an easy to use, ethical, cost effective platform for treatment providers to post their service availability for referral sources to find quickly with a few taps on their phone.  The social media section of RC has created a platform that enables people in and around recovery to create online recovery communities based on geography, interest, lifestyle, or whatever way they feel best allows them to communicate with each other in support of each other.

- **Key Participants and Management Team:** Tim Sullivan is the creator of this concept and will be quarterbacking outreach to people and companies developing this service.  Ken Meyers (Founder of Smartfood has been a valuable advisor).  Jim Van, founder of Logicomm has been a valuable technical advisor.

- **Clinical/Regulatory:** Recovery Connector is a membership site with a straightforward advertising model in a highly directed market.  The biggest hurdle to this service from a regulatory standpoint is with patient privacy.  Because the goal is to include as many people as possible, the chat space identities will not include personal information.

- **Pricing:** There are evolving models for the pricing of this service.  The most basic of these is a straight subscription model of $3.99 per month purchased through the site which should be affordable enough for all parties.

# MARKET ANALYSIS

Connector is seeking "blue ocean" businesses in areas that might appear to be red.

- **Industry Type:** The addiction treatment industry is highly siloed, each area of expertise tends to see itself as THE experts over others in the field.  It is the nature of the beast when you have a field full of experts, they are not wrong, they just don't work well with each other and have a zero-sum game mentality when it comes to other providers.  For example, it is widely accepted that only 10% of the people who need treatment for substance abuse get treatment.  From an economic standpoint if 10 providers in a market each gained 5% of the available patients in that market over time, there would still be 40% of the market available for other providers.  Too often a patient gained by another provider is seen as a patient lost…this needs to change.  Recovery Connector gives all parties an even platform to post their services, which referral sources can choose from.  There are plenty of patients to be attracted into these programs, RC is the best service to facilitate this goal for a variety of reasons.

- **Competition:** Recovery Connector has no DIRECT competition in that all other "Directories" that are available are static or need to be updated through laborious efforts on the back end by staff.  Neither of these options are ideal for



facilitating close to real time availability for referral sources, and none of them are available in APP form. In addition, no similar site has a dedicated social media platform facilitating outreach.

- **SWOT Analysis:** The strengths of RC are many, it is in the app stores, low cost, easy to use, easy to update, provides timely information on available providers. It is HIPAA complaint, satisfies anti-patient brokering laws and most of all it will help save lives by getting people into treatment faster. The weaknesses are that it needs providers to look finished, once past this front-loading problem, it will roll. It needs marketing at trade shows and introduction to movers and shaker in treatment circles. As for opportunities, it is expandable to other fields, and we look forward to the rollout of the social network platform. The main threat is that someone will knock us off before we gain market share.

## STRENGTHS

- Low Cost
- HIPAA compliant
- Anti-Patient broker friendly
- Easy to Use
- Timely
- Useful

## OPPORTUNITIES

- Can be expanded
- New service for OD coming soon
- Possible banner AD revenue



## WEAKNESSES

- Needs clients to look finished
- Providers must update to maintain listing
- Needs marketing support

## THREATS

- Lack of exposure
- Siloed industry
- Provider saturation with patients
- Possible competition



# OPERATING PLAN

- **Sourcing and Order Fulfillment:** Recovery Connector is already built and launched in the app stores, it needs very little in terms of licensing and maintenance to operate. The social network might need more "staffing" to operate, but I might be able to work with different organizations to facilitate this product.

- **Payment:** RC payment is mostly done online through a payment gateway that is set up. Providers who are "old school" can arrange to make payment by check if they prefer. RC is set up to use minimal data on behalf of the provider and/or the referral source. RC is purposely set up to exclude online advertising as a matter of principal for RC.

- **Technology:** RC is hosted on a service that guarantees 99.9% up time, they technology for RC is tried and proven in its functionality. The social media community will have a cool factor that is necessary to promote usage of the platform and user engagement. It will have the look and feel of current social media platforms but servicing a smaller more focused area.

- **Key Employees and Organization:** Tim Sullivan is the key employee.



# MARKETING AND SALES PLAN

- **Key Messages:** Recovery Connector provides a platform for creating an online community for people suffering from addiction and those trying to help them to connect and support each other.  This relationship combined with the "Active Treatment Listings" service will help streamline the referral process for getting people into addiction treatment programs.  It allows average referral sources in the field to be instant experts on what facilities are the best ones to call first on behalf of a potential patient.  Time saved at the referral stage saves lives my improving the chances that the patient will engage in treatment.  The social media platform also facilitates the identification of the opening of the patient's "window of opportunity" to accept treatment, which dramatically facilitates successful transition to treatment.

- **Marketing Activities:**

  - Seminars and business conferences
  - Networking with complimentary businesses
  - Initial incentive discounts
  - Telephone solicitation
  - Door knocking
  - Health related trade shows
  - Word of mouth

- **Sales Strategy:** The sales strategy will consist of Founder efforts at trade shows initially along with some staffing efforts on the phone and or through online outreach.  RC social media community will improve the outreach promoting Recovery Connector "Active Treatment Listings"



# FINANCIAL PLAN

1. **Projected Start-Up Costs:** The startup costs have mainly been incurred already, efforts to establish a corporate address, web presence, web development, app development and launch have all been conducted with an estimate of about $4,000 in 2019.

2. **Actual Budget:** With funding there are a variety of additional web development expenses involved with the social platform, fortunately, having experienced the development and launch of RC online and with the app store experience it should be a much faster experience this time.

3. **Projected Profit/Loss:** I project profitability by the end of 2019, dependent on funding for marketing and the finalizing of the launch of the social platform.  Recovery Connector is free for referral sources to access and search for providers.  Revenue will come from treatment providers who are seeking to use their marketing dollars more effectively by posting their program availability and description on Recovery Connector.  This will allow their services to reach not only their referral network but that of other treatment providers as well.  Costs for the service are based on the volume of credits that a provider purchases.  If they only choose to but a month's worth of credits, it will cost them $150 (for 30 Credits) there are other volumes available up to a 360 credit purchase which currently costs $900.  As far as advertising is concerned, this is a highly affordable service and is designed to profit based on low overhead and a steadily growing number of customers.  The social platform is going to be run on a membership paradigm, only members can participate in the platform.  There needs to be a price to limit the membership to those willing to put up a small amount of money to participate; also it is not a place for EVERYONE in someone's extended family to join in on a member's recovery. It is designed for recovery and support among peers and peer counselors, it is not designed to provide clinical advice.  The App is available in the app stores for an anticipated monthly charge of $3.99 with options for longer terms available.  Projected earnings will be based on volumes as follows:

| Social Media Monthly Members | Social Media Monthly Membership Revenue | RC Treatment Postings per month | Estimated Monthly RC Treatment Postings ($4 average) |
|---|---|---|---|
| 10 | $ 39.00 | 100 | $400 |
| 100 | $ 399.00 | 500 | $ 2,000 |
| 1,000 | $ 3,990.00 | 1,000 | $ 4,000 |
| 10,000 | $ 39,900.00 | 5,000 | $ 20,000 |
| 100,000 | $ 399,000.00 | 10,000 | $ 40,000 |